Contact

www.linkedin.com/in/tracy-sherman-teutsch-1761546 (LinkedIn)
www.RealWork.com (Company)

Top Skills

Life Safety
Six Sigma
Microsoft Office

Certifications

Project Management
NICET III

Tracy Sherman Teutsch

CEO / Founder at Real Work, Inc.
Kirkland, Washington, United States

Summary

I've spent decades in the construction industry and my how things have changed! Some good... I love attending events and meeting other strong women (far less likely 20+ years ago). Other things need some work. In November 2021 I jumped out of my (some might say) responsible job to see what I can do to help.

Over the years, I've worked with some great techs. One of them was Johnathan Carr. He and I believed we could fix anything (we'd at least try). He bought me a sticker once (which I still have on the board in front of me) that says, "Everything's Figureoutable". Although you won't find that word in Webster's dictionary (or spellcheck for that matter)... I choose to live by that motto.

My goal is to help remind people the value of different paths. The value of Real Work.

I look forward to providing services for the industry in the coming years and partnering with others with the same mission.

Experience

Real Work, Inc.
CEO / Founder
November 2021 - Present (1 year 11 months)
Kirkland, Washington, United States

Performance Systems Integration
12 years 5 months

General Manager
January 2020 - November 2021 (1 year 11 months)
Bothell, WA & Milton, WA Facilities

Sales Manager
July 2014 - December 2019 (5 years 6 months)

Bothell, Washington

Systems Sales Representative
July 2009 - July 2014 (5 years 1 month)

• Design, sell and manage commercial fire alarm and security systems; new construction and tenant improvements.
• Manage projects, including labor and material costs, to consistently close with margins at or higher than estimated.
• Establish effective relationships with multiple jurisdictions, assuring code complaint systems and smooth commissioning.
• Work with high visibility clients, coordinating across multiple trades.
• Oversee and allocate resources.
• Awarded Sales Person of the Year, 2012.
• Projects include: AT&T Data Center Redmond Campus, Sound Transit UW Station, Sound Transit Capitol Hill Station, U220 Tunnel, U230 Tunnel, Sound Transit U830 Network Infrastructure Development, 1201 Mercer Mixed Use, 801 Dexter Mixed Use.

Trevally Inc.
Owner
October 2003 - October 2009 (6 years 1 month)

- Took an idea, researched manufacturing techniques, established sources, and oversaw manufacturing to create a custom line of porcelain products.
- Utilized Photoshop to edit and manipulate images to create the designs for the plates.
- Created custom design for other businesses, including corporate gifts and special events.
- Ran the financial end of the business, including understanding costs, establishing pricing structures, and managing cash flow.
- Managed vendors, contracts, component purchasing, and production.
- Handled importing of porcelain from China and Japan, and ceramic decals from South Korea.

Siemens Fire Safety Division
Project Manager
April 2002 - October 2003 (1 year 7 months)

- Managed multi-millions of dollars in fire alarm projects.
- Recruited specifically to manage Microsoft account.
- Coordinated across disciplines, to assist with design development and construction.

- Projects included: Multi-building Microsoft campuses, King County Courthouse, as well as a variety of tenant improvements.

SimplexGrinnell
Project Manager
April 1999 - April 2002 (3 years 1 month)

Battelle National Laboratory
Contract Specialist
1993 - 1996 (3 years)

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Education

Washington State University
Bachelor of Arts (BA), Graphic Design · (1987 - 1991)

Cascade High School